FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of  December, 2002

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant's name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___	Form 40-F______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No___X___

On December 12, 2002, Aladdin Knowledge Systems Ltd. (the "Registrant") announced the adjournment of its shareholders meeting. A copy of the press release is attached hereto as Exhibit 1.

This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) By: /s/ Erez Rosen Name: Erez Rosen Title: CFO

Date: December 12, 2002

Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact: www.eAladdin.com Steven E. Kuehn Aladdin Knowledge Systems steven.kuehn@eAladdin.com 847.637.4033	Investor Relations Contact: Evan Smith CFA KCSA Worldwide esmith@kcsa.com 212.896.1251

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Ltd. Announces Adjournment of

Shareholders Meeting

CHICAGO, December 12, 2002 - Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN) today announced that as a result of a lack of a legal quorum, yesterday's Annual and Ordinary Meeting of Shareholders was adjourned. The shareholders meeting will be held next week on Wednesday December 18, 2002 at 11:00 AM (local time) at the corporate offices of the company at 15 Beit Oved Street, Tel Aviv, Israel.

Aladdin Knowledge Systems
Aladdin (Nasdaq: ALDN) is a leader in digital security, providing solutions for software commerce and Internet security since 1985. Aladdin serves over 30,000 customers worldwide. Aladdin's products include: the USB-based eToken device for user authentication and e-commerce security; the eSafe line of content security solutions that protect PCs and networks against malicious, inappropriate and nonproductive Internet-borne content; HASP and Hardlock, hardware-based software security systems that protect the revenues of developers; and Privilege, a software licensing and distribution platform. Please visit Aladdin's Web site at www.eAladdin.com.